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Report of Independent Registered Public Accounting Firm

To the Sole Member and Directors of

D. E. Shaw Securities, L.L.C.

We have reviewed management's statements, included in the accompanying D. E. Shaw Securities, L.L.C.'s Exemption Report, in which D. E. Shaw Securities, L.L.C. (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material

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respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Sole Member, directors and management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2026

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D. E. Shaw Securities, L.L.C.

Two Manhattan West
375 Ninth Avenue, 52nd Floor   (212) 478-0000
New York, NY 10001   Fax (212) 478-0100

D. E. Shaw Securities, L.L.C.'s Exemption Report

D. E. Shaw Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary securities accounts ("PAB accounts") (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

D. E. Shaw Securities, L.L.C.

I, Johnathan Catlett, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Johnathan Catlett
Authorized Signatory

February 20, 2026